KEVIN W. DONNELLY
VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

e:mail address – donnelly@nortek-inc.com

August 27, 2009

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Attention: Robert S. Littlepage Phone: (202) 551-3361

Re:    NTK Holdings, Inc.
Form 10-K for the year ended December 31, 2008
Filed April 10, 2009
File No.: 333426389
Form 10-Q for the quarterly period ended April 4, 2009
Filed May 19, 2009

Ladies and Gentlemen:

Reference is made to comments contained in the letter (the “Comment Letter”) to Richard L. Bready of NTK Holdings, Inc. (“we”, “us” or the “Company”) dated August 14, 2009 from Robert S. Littlepage, Accounting Branch Chief of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding the Staff review of the disclosure in our Form 10-K for the year ended December 31, 2008  and our Form 10-Q for the quarterly period ended April 4, 2009.

Pursuant to a telephone conversation on August 25, 2009 between Joel B. Collins of Ropes & Gray LLP, our outside counsel, and Mr. Littlepage, we will provide a response to the Comment Letter no later than September 11, 2009.

Very truly yours,

/s/ Kevin W. Donnelly
Kevin W. Donnelly
Vice President, General Counsel and Secretary